UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

        Under the Securities Exchange Act of 1934
          (Amendment No. 2)

            Capital Pacific Holdings, Inc.  (CPH)

                    (Name of Issuer)

         Common Stock, par value $0.10

            (Title of Class of Securities)

                   CUSIP No. 14040M104
                     (CUSIP Number)

                       Thomas F. Steyer
              Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
               San Francisco, California  94111
                     (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      October 7, 1997

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

    California Housing Finance, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, AF, OO

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

       2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      2,484,340

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

      2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     16.6%

14   Type of Reporting Person*

     PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

    California Housing Finance, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

       2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      2,484,340

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

      2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     16.6%

14   Type of Reporting Person*

     00

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                             SCHEDULE 13D

CUSIP NO.  14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

      2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     16.6%

14   Type of Reporting Person*

     IA, 00

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   16.6%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   16.6%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    16.6%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   16.6%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   16.6%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

      2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

      16.6%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     16.6%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     16.6%

14   Type of Reporting Person*

     IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     2,484,340

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     2,484,340

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     16.6%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 to Schedule 13D
amends the Schedule 13D initially filed on September 30, 1997 (collectively, with all amendments thereto, the "Schedule 13D").


Item 2.  Identity and Background.

     Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

     (a)    This statement is filed by:  (i) California
Housing Finance, L.P., a Delaware limited
partnership ("CHF"), with respect to the Shares
held by it; (ii) California Housing Finance, L.L.C.,
a Delaware limited liability company ("CHFLLC"),
with respect to the Shares held by CHF; (iii)
Farallon Capital Management, L.L.C., a Delaware
limited liability company ("FCMLLC"), with respect
to the Shares held by CHF; and (iv) each of Enrique
H. Boilini ("Boilini"), David I. Cohen ("Cohen"),
Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"),
Andrew B. Fremder ("Fremder"), William F. Mellin ("Mellin"),
Stephen L. Millham ("Millham"), Meridee A. Moore ("Moore") and
Thomas F. Steyer ("Steyer"), with respect to the Shares
held by CHF (CHF, CHFLLC, FCMLLC, Boilini, Cohen, Downes,
Fish, Fremder, Mellin, Millham, Moore and Steyer shall
collectively be referred to hereafter as the "Reporting
Persons").

     As stated above, CHF is a Delaware limited partnership.
Its general partner is CHFLLC and its limited partners are Farallon Capital Partners, L.P., a California limited partnership
("FCP"), a discretionary account managed by FCMLLC (the
"Managed Account"), RR Capital Partners, L.P., a Delaware limited partnership ("RR") and Farallon Special Situation
Partners, L.P., a Delaware limited partnership ("FSSP").

     As stated above, CHFLLC is a Delaware limited liability company. Its manager is FCMLLC. The members of CHFLLC are FCP, the Managed Account, RR and FSSP.

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     The Shares reported hereby for CHF are owned directly
by it. CHFLLC, as general partner of CHF, may be deemed to be the beneficial owner of all Shares owned by CHF. FCMLLC, as manager of CHFLLC, may be deemed to be the beneficial owner of all Shares owned by CHF. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FCMLLC, to be the beneficial owner of all Shares owned by CHF. Each of CHFLLC, FCMLLC, Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

     The name, address, principal business, state of organization, executive officers, directors and controlling persons of CHF, CHFLLC, FCMLLC are set forth on Annex 1 hereto.

      (b) The address of the principal business and principal office of CHF, CHFLLC and FCMLLC is One Maritime Plaza, Suite 1325, San Francisco,
California  94111.

      (c) The principal business of CHF is to invest in and engage in certain financial transactions with the Company and its affilialtes. The principal business of CHFLLC is to act as the general partner of CHF.
The principal business of FCMLLC is that of a registered investment adviser. FCMLLC also acts as the manager of CHFLLC.

      (d)    None of CHF, CHFLLC, FCMLLC
or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)    None of CHF, CHFLLC, FCMLLC
or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or

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is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of the Transaction.

     Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

    The Shares were acquired as an investment in the Company made in conjunction with the restructuring of the Company and its
subsidiaries as described below (the "Transaction").   Each Reporting Person
at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time. In addition, no Reporting Person has made a determination whether or how it may exercise its rights under the "tag-along" or "buy-sell" provisions discussed below.

    The Transaction consists of the following: (i) the Company and its subsidiaries have contributed substantially all of their assets and liabilities to a newly-formed limited liability company (the "New LLC") which is wholly-owned by the Company and its subsidiaries and (ii) immediately after such contribution, and simultaneously with the acquisition of the Shares by CHF, CHF has contributed $30 million to the New LLC in exchange for 32.07% of the equity interests in the New LLC. The Company and its subsidiaries retained the remaining 67.93% of the equity interests of the New LLC and the Company is the sole manager of the New LLC. In addition, as part of the Transaction, the

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operations of the Company are being restructured such that the present business of the Company will be conducted through the New LLC and future business of the Company will, unless CHF otherwise consents, be conducted through one or more separate limited liability companies or limited partnerships which will be established for such purpose.

     In connection with the Transaction, CHF, the Company, the New LLC and two of the Company's stockholders (namely, CPH2, LLC and CPH3, LLC) (the "Stockholders") have entered into several agreements relating to the Shares in addition to the Investment and Stockholder Agreement, which agreements are detailed below.

     CHF, the Company, the New LLC and the Stockholders have entered into the Investment and Stockholder Agreement. Pursuant to Section 6.05 of the Investment and Stockholder Agreement, CHF is granted several minority protections with respect to the Company which gives CHF the right to prevent certain transactions and actions by the Company, including the ability to veto the annual business plan of the Company. For a complete description of such protections see Section 6.05 of Exhibit B to the Schedule 13D filed by the Reporting Persons on September 30, 1997. (Section 6.05(2)). These minority protections are intended to protect CHF's investment in the Company and the New LLC. CHF intends to use such minority protections to maximize and protect the value ofCHF's investment in the Company and the New LLC.

     The Investment and Stockholder Agreement also contains in
Section 7.03 a "buy-sell" arrangement pursuant to which, from and after the date which is 36 months after the date of consummation of the Transaction, either CHF or the Stockholders may make an offer to buy all of the other party's shares of Company stock and interests in the New LLC, or sell all of their shares of Company stock and interests in the New LLC to the

PAGE
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other party, at an offer price.  The party receiving such offer has the right either to buy the other party's shares of Company stock and interests in the New LLC, or to sell their shares of Company stock and interests in the New LLC to the offering party, at the offer price. If CHF were to buy the Stockholders' shares of Company stock pursuant to such arrangement, it would own more than 50% of the outstanding shares of the Company at that time.

     Section 7.01 of the Investment and Stockholder Agreement provides a "tag-along" right of CHF and the Stockholders. This provision provides that if CHF or the Stockholders wish to sell any of their shares of Company stock to a third party, the non-selling party has the right to sell a pro rata portion of their shares of Company stock to such third party on the same terms and conditions.

     Section 7.02 of the Investment and Stockholder Agreement provides that if at any time either (a) CHF or any of its affiliates acquires any shares of Company stock, CHF will offer to purchase twice as many shares from the Stockholders for the same price, or (b) any of the Stockholders acquires any shares of Company stock, the Stockholders will offer to purchase twice as many shares from CHF for the same price.

     CHF and the Company have also entered into a Registration Rights Agreement substantially in the form attached hereto as Exhibit A (the "Registration Rights Agreement") pursuant to which the Company has agreed, upon the request of CHF, to publicly register the Shares held by CHF under the Securities Act of 1933, as amended.

     In order to maximize and protect the value of CHF's investment in the Company and the New LLC and to exercise its minority protections and other rights, the Reporting Persons intend to engage in communications from time to time with one or more shareholders

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of the Company, one or more officers of the Company
and/or one or more members of the
board of directors of the Company regarding the Company and its affiliates and subsidiaries, including but not limited to their operations and potential strategic acquisitions that could be undertaken by the Company and/or its affiliates and subsidiaries. The Reporting Persons may, in such communications, advocate a particular course of action.

     Except to the extent any of the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

 Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

     A.     California Housing Finance, L.P.

            (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for
CHF is incorporated herein by reference.   The percentage
amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 14,995,000 Shares outstanding as of July 15, 1997 as reported by the Company in its Form 10Q for the period ended May 31, 1997.

            (c) There have been no transactions in the Shares since the filing of the prior Schedule 13D. Prior transactions are restated in Schedule A hereto to report the removal of conditions to closing reported in t he original Schedule 13D.

            (d) CHFLLC, as general partner of CHF, has the power to direct the affairs of CHF, including the disposition of the proceeds of the sale of the Shares owned by CHF. FCMLLC, as manager of CHFLLC, has the power to direct the affairs of CHFLLC, including the disposition of the proceeds of the sale of the Shares. Steyer is the

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senior managing member of FCMLLC,  and Boilini, Cohen, Downes,
Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

B.  California Housing Finance, L.L.C.

     (a), (b)     The information set forth in Rows 7, 8, 9, 10,
11 and 13 of the cover page hereto for CHFLLC is incorporated herein by reference.

     (c)     None.

            (d) FCMLLC, as manager of CHFLLC, has the power to direct the affairs of CHFLLC, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FCMLLC, and Boilini, Cohen, Downes, Fish,
Fremder, Mellin, Millham and Moore are managing members of FCMLLC.

     (e)     Not applicable.

      C.    Farallon Capital Management, L.L.C.

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

            (c)     None.

            (d)    Steyer is the senior managing member of
FCMLLC and Boilini, Cohen, Downes, Fish, Fremder,
Mellin, Millham and Moore are managing members of FCMLLC.

            (e)     Not applicable.

     D.     Enrique H. Boilini

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

            (c)     None.

PAGE

            (d)  Boilini is a managing member of FCMLLC.

            (e)     Not applicable.

     E.     David I. Cohen

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

            (c)     None.

            (d)    Cohen is a managing member of FCMLLC.

            (e)     Not applicable.

     F.     Joseph F. Downes

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

            (c)     None.

            (d)     Downes is a managing member of FCMLLC.

            (e)     Not applicable.

     G.     Jason M. Fish

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

            (c)     None.

            (d)    Fish is a managing member of FCMLLC.

            (e)     Not applicable.

     H.     Andrew B. Fremder

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

PAGE

           (c)     None.

           (d)    Fremder is a managing member of FCMLLC.

            (e)     Not applicable.

      I.    William F. Mellin

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

            (c)     None.

            (d)    Mellin is a managing member of FCMLLC.

            (e)     Not applicable.

     J.     Stephen L. Millham

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

            (c)     None.

            (d)    Millham is a managing member of FCMLLC.

            (e)     Not applicable.

     K.     Meridee A. Moore

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

            (c)     None.

            (d)    Moore is a managing member of FCMLLC.

            (e)     Not applicable.

PAGE

     L.     Thomas F. Steyer

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

            (c)     None.

            (d)    Steyer is the senior managing member of
FCMLLC.

            (e)     Not applicable.

     The Shares reported hereby for
CHF are owned directly by it. CHFLLC, as general partner of CHF, may be deemed to be the beneficial owner of all Shares owned by CHF. FMCLLC, as manager of CHFLLC, may be deemed to be the beneficial owner of all Shares owned by CHF.
Each of Boilini, Cohen, Downes, Fish, Fremder,
Mellin, Millham, Moore and Steyer may be deemed, as managing members of FCMLLC, to be the beneficial owner of all Shares owned by CHF. Each of CHFLLC, FCMLLC, Boilini, Cohen, Downes, Fish, Fremder,
Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

    In connection with the Transaction, CHF and the Stockholders have entered into an Investment and Stockholder
Agreement and have entered into a Registration Rights Agreement.
The terms of such agreements are described in Item 4 of this
Schedule 13D.

     In addition, CHF and the Stockholders have entered into a Stock Purchase Agreement substantially in the form attached as Exhibit D of the Schedule 13D filed by the Reporting Persons on September 30, 1997 (the "Stock Purchase
Agreement")
PAGE
containing customary representations,
warranties, covenants and indemnities. CHF and the manager of the Stockholders have also entered into an agreement substantially in the form attached hereto as Exhibit B (the
"Agreement") pursuant to which such manager made certain representations and warranties with respect to the Shares. CHF, the Stockholders and NationsBank, N.A. (the "Escrow Agent") have also entered into an Escrow Agreement substantially in the form attached as Exhibit F of the Schedule 13D filed by the Reporting Persons on September 30, 1997 (the "Escrow Agreement") pursuant to which, had the purchase of the Shares not been simultaneous with the consummation of the Transaction, CHF would have deposited the purchase price for the Shares, and the Stockholders would have deposited the Shares, with the Escrow Agent.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

     Item 7 of the Schedule 13D is amended and restated in its entirety as follows:

      There is filed herewith as Exhibit A the Registration
Rights Agreement and as Exhibit B the Agreement as described in Items 4 and 6 above.


PAGE

                         SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 1997


                    CALIFORNIA HOUSING FINANCE, L.P.
                    By: California Housing Finance, L.L.C.,
                    its General Partner
                    By: Farallon Capital Management,  L.L.C.
                    its Manager
                    /s/ Thomas F. Steyer
                    by: Thomas F. Steyer,
                    Senior Managing Member

                    CALIFORNIA HOUSING FINANCE, L.L.C.
                    By: Farallon Capital Management,  L.L.C.
                    its Manager
                    /s/Thomas F. Steyer
                    by: Thomas F. Steyer,
                    Senior Managing Member


                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    /s/Thomas F. Steyer
                    by: Thomas F. Steyer
                    Senior Managing Member

PAGE

(Continued from previous page)



                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as
                    attorney-in-fact for each
                    of Enrique H. Boilini, David I.
                    Cohen, Joseph F. Downes,
                    Jason M. Fish, Andrew B. Fremder,
                    William F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.



     The Powers of Attorney each executed by Boilini, Cohen, Fish, Fremder, Mellin, Millham and Moore authorizing Steyer to sign and file this Schedule 13D on each such person's behalf was filed with Amendment No. 1 to the Schedule 13D filed with the SEC on September 26, 1997 by such Reporting Persons with respect to the Common Stock of Sphere Drake Holdings Limited is hereby incorporated by reference.

PAGE

                       SCHEDULE A

     CALIFORNIA HOUSING FINANCE, L.P.


             NO. OF SHARES      PRICE
TRADE DATE     PURCHASED       PER SHARE
                              (Including
                              commission)


     9/29/97              2,484,340             $4.03


PAGE

                    EXHIBIT INDEX



EXHIBIT A      Registration Rights Agreement

EXHIBIT B      Agreement



PAGE

               EXHIBIT A

PAGE

                          REGISTRATION RIGHTS AGREEMENT

         THIS REGISTRATION RIGHTS AGREEMENT dated as of
October 1, 1997, is among CALIFORNIA HOUSING FINANCE L.P., a
Delaware limited partnership, (the "Purchaser"), and CAPITAL
PACIFIC HOLDINGS, INC. (the "Company").

         WHEREAS, the Purchaser is the beneficial owner of 2,484,340 shares of common stock, per value $0.10 per share (the
"Common Stock") of the Company (the
"Securities").

         NOW THEREFORE, the parties hereto do hereby agree as follows:

         SECTION 1.  DEMAND REGISTRATION.

         (a) The Purchaser may at any time after the date one year from the date hereof request in writing that the Company register under the Securities Act of 1933, as amended (the "Securities Act") all or any portion of the Registrable Stock (as defined below) for sale in the manner specified in such notice; and provided, that the aggregate purchase price to the public of such public offering of the shares of Registrable Stock for which registration has been requested shall reasonably be anticipated to exceed $1 million; and provided, further that (i) the Company shall not be obligated to register Purchaser's Registrable Stock pursuant to this paragraph (a) on more than one occasion, and
(ii) the Company shall not be obligated to effect a shelf registration as such is defined in Rule 415 under the Securities Act.

         (b) Following receipt of any notice delivered in compliance with paragraph (a) of this Section 1 (a "Demand"), the Company shall use its best efforts to register under the Securities Act, for public sale in accordance with the method of disposition specified in such Demand, the number of shares of Registrable Stock specified in such Demand. Purchaser may request a specific managing underwriter or underwriters, which shall be of national standing, subject to the approval of the Company, which approval shall not unreasonably be withheld or unreasonably delayed. The Company shall be deemed to have satisfied an obligation to register Registrable Stock pursuant to a Demand when a registration statement covering at least 90% of the shares of Registrable Stock specified in the Demand for sale in accordance with the method of disposition specified in the Demand shall have become effective and the period of distribution of the registration contemplated thereby has been completed(determined as hereinafter provided).

         (c) The Company shall be entitled to include in any registration statement filed in response to a Demand made in accordance with this Section 1, for sale in accordance with the method of disposition specified by the Purchaser in such Demand, shares of Common Stock to be sold by the Company for its own account or that of other security holders, except as and to the extent that, in the opinion of the managing underwriters, such inclusion would adversely affect the marketing of the Registrable Stock, or the price thereof or the number of shares to be included for which registration has been requested in connection with such Demand. Except for registration statements on From S-4, S-8 or any successor forms thereto, the Company will not file with the Securities and Exchange Commission (the "Commission") any other registration statement with respect to its Common Stock, whether for its own account or that of other security

PAGE
holders, from the date of receipt of a Demand pursuant to this
Section 1 until 45 days following the completion of the period of distribution of the registration contemplated thereby (determined as hereinafter provided).

         (d) The Company may at its option elect that any requested registration pursuant to Section 1(a) be delayed for a period not in excess of 90 days from the date of such Demand but only if, at the time of such request, the Company is engaged in a transaction which is material to the Company and the disclosure of which would have a material adverse effect on the Company.

         (e) Notwithstanding anything to the contrary contained in Section 1, no Demand may be made within 90 days after the effective date of a registration statement filed by the Company covering a firm commitment underwritten public offering in which the Purchaser shall have been entitled to join pursuant to
Section 2 hereof and in which there shall have been effectively registered at least 50% of the shares of Registrable Stock as to which registration shall, if any, have been requested.

         SECTION 2.  INCIDENTAL REGISTRATION.

         (a) If the Company at any time proposes to register any of its Common Stock under the Securities Act for sale to the public, whether for its own account or for the account of security holders or both, (excluding any registration statement on Form S-4, S-8 or another form not available for registering the Registrable Stock for sale to the public), it will each such time give written notice to the Purchaser. Upon the written request received by the Company within 20 days after the giving of any such notice by the Company, to register any of the Registrable Stock, the Company will use its best efforts to cause the Registrable Stock as to which registration shall have been so requested to be included in the registration statement proposed to be filed by the Company, all to the extent requisite to permit the sale or other disposition
(in accordance with its written request) of such Registrable Stock. Alternatively, the Company may include the Registrable Stock as to which registration shall have been requested by the Purchaser under this paragraph 2(a) in a separate registration statement to be filed concurrently with the registration statement proposed to be filed by the Company. In the event any registration statement filed pursuant to this Section 2 shall be, in whole or in part, in connection with any underwritten public offering, the number of shares of Registrable Stock to be included in such registration statement may be reduced or may be excluded from such registration, to the extent that the managing underwriter(s)shall give their written opinion that such inclusion would adversely affect the number of shares to be included or the marketing or price of the securities to be sold thereby the Company or by any security holder other than Purchaser but for whose account such securities are to be sold pursuant to the exercise of demand registration rights granted in accordance with any separate agreement with the Company not in violation of this Agreement. Such reduction or exclusion shall be pro rata among those security holders "piggybacking" on such registration period. Notwithstanding the foregoing provisions of this Section 2, the Company may withdraw any registration statement referred to in this Section 2 without thereby incurring any liability to the holders of Registrable Stock. Except as set forth above, there shall be no limit to the number of registrations that may be requested pursuant to this
Section 2.

PAGE

         (b) In the event that a distribution of Registrable Stock covered by a registration statement referred to in paragraph (a) above is to be underwritten, then the distribution of Registrable Stock for the account of the Purchase shall be underwritten by the same underwriters who are underwriting the distribution of the securities for the account of the Company and/or any other persons whose securities are covered by such registration statement, and the holders of Registrable Stock that are selling shares of Registrable Stock pursuant to such registration statement shall enter into the agreement with such underwriters contemplated under Section 3.

         (c) Purchaser agrees, if reasonably requested by the managing underwriters in an underwritten offering to which the provision of this Section 2 apply, not to effect any public sale or distribution of securities of the Company of the same class as the securities included in the registration statement relating to such underwritten offering, including a sale pursuant to Rule 144 under the Securities Act (except as part of such underwritten offering), during the 10 day period prior to the filing of such registration statement, and during the period required by such underwriters, not to exceed the 180 day period beginning on the closing date of each underwritten offering made pursuant to such registration statement, to the extent timely notified in writing by the Company or the managing underwriters.

         SECTION  3. REGISTRATION PROCEDURES.

         If and whenever the Company is required by the provisions of this Agreement to use its best efforts to effect the registration of any shares of Registrable Stock under the Securities Act, the Company will:

         (a) prepare and file with the Commission a registration statement (which (i) in the case of an underwritten public offering pursuant to Section 1, shall be on Form S-1 or other form of general applicability reasonably satisfactory to the managing underwriter selected as therein provided and (ii) shall be filed within 75 days after receipt of requisite requests from holders of Registrable Stock for registration) with respect to the Registrable Stock and use its best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby (determined as hereinafter provided);

         (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period of distribution (determined as hereafter provided) and comply with the provisions of the Securities Act with respect to the disposition of all Registrable Stock covered by such registration statement in accordance with the requesting holders' intended method of disposition set forth in such registration statement for such period;

         (c) furnish to each seller of Registrable Stock and to each underwriter such number of copies of the registration statement and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Registrable Stock covered by such registration statement;

PAGE

         (d) use its best efforts to register or qualify the Registrable Stock covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as each seller of Registrable Stock or, in the case of an underwritten public offering, the managing underwriter shall reasonably request to the extent required by applicable law, and do any and all other acts and things which may be necessary under such securities or blue sky laws to enable such seller to consummate the public sale or other distribution in such jurisdiction to be sold by such seller, except that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation or qualify as a dealer in securities in any jurisdiction where it is not so qualified or to consent to general service of process or subject itself to taxation in any such jurisdiction;

         (e) use its best efforts to list the Registrable Stock covered by such registration statement with any securities exchange or automated quotation system on which any security of the Company is then listed;

         (f) immediately notify each seller of Registrable Stock and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

         (g) enter into such reasonable agreements (including an underwriting agreement, if applicable) which shall be customary in form, substance and scope for such an arrangement between such underwriter and companies of the Company's size and investment stature and take all such other reasonable actions in connection therewith in order to expedite and facilitate the disposition of the Registrable Stock to be registered;

         (h) whether or not the offering is underwritten and at the request of any seller of Registrable Stock, (i) furnish such reasonable representations and warranties to such seller and the underwriters, if any, as are customary in primary underwritten offerings and (ii) use best efforts to obtain (A) an opinion of counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and to such seller in form and substance as is customarily given to underwriters in an underwritten public offering and to such other effects as reasonably may be requested by counsel for the underwriters or by such seller or its counsel and (B) a letter dated such date from the independent public accountants retained by the Company, addressed to the underwriters, if any, and to such seller, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, and such letter to additionally cover such other financial matters (including information as to the period ending no more than five business days prior to the date of such letter) with respect to such registration as such underwriters reasonably may request;

PAGE

         (i) make available upon reasonable notice for inspection at a reasonable time and in a reasonable manner by each seller of Registrable Stock, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or agent retained by such seller of Registrable Stock or underwriter, all financial and other records, pertinent corporate documents and properties of the Company reasonably requested by such Seller, underwriter, attorney, accountant or agent, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent for use solely in connection with such registration statement and its due diligence efforts relating thereto; provided, however, that any records, information or documents that are designated by the Company in writing as confidential shall be kept confidential by such seller and such seller shall inform such other persons of the confidential nature of such information or documents unless disclosure of such records, information or documents is required by court or administrative order or such information or document becomes generally available to the public through no breach of this provision; provided, further, if such seller, underwriter, attorney, accountant or agent is ordered to disclosure any of such records, documents or information, such seller will and request such underwriter, attorney, accountant or agent to provide the Company with prompt written notice of such requirement so that the Company at its expense may seek a protective order or other appropriate remedy and/or waive compliance with this provision; and in the event that such protective order or other remedy is not obtained, or that the Company waives compliance with this proviso, such seller agrees and will request such underwriter, attorney, accountant or agent to agree to furnish only that portion of such records, documents or information which such seller, underwriter, attorney, accountant or agent is legally required to disclose in the opinion of the special counsel or counsel representing such seller, underwriter, accountant or agent; provided, further, the Company shall have no obligation to provide or make available information to the extent such disclosure shall materially interfere with the business or operations of the Company; and

         (j) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practical, but not later than 18 months after the effective date of the registration statement, an earning statement covering the period of at least 12 months beginning with the first full fiscal quarter after the effective date of such registration statement, which earning statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 of the Commission's regulations thereunder.

         For purposes of Sections 1 and 2, the period of distribution of Registrable Stock in a firm commitment underwritten public offering shall be deemed to extend until such underwriter has completed the distribution of all securities purchased by it but in no event in excess of 120 days, and the period of distribution of Registrable Stock in any other registration shall be deemed to extend until the earlier of the sale of all Registrable Stock covered thereby or 120 days after the effective date thereof.

         In connection with each registration pursuant to this Agreement, the sellers of Registrable Stock will furnish to the Company in writing such information with respect to themselves and the proposed distribution by them as shall be reasonably requested by the Company in order to assure compliance with federal and applicable state securities laws.

PAGE

         In connection with each registration pursuant to Section 1 or 2 covering an underwritten public offering, the Company and each seller of Registrable Stock agree to enter into an underwriting agreement as contemplated by paragraph (g) above. Without limiting the generality of the foregoing, if such underwriting agreement contains restrictions upon the sale of securities of the Company, other than the securities which are to be included in the proposed distribution, then such restrictions shall be binding upon the sellers of Registrable Stock, but not for a period exceeding 180 days from the effective date of the registration statement and, if requested by the Company, such sellers shall enter into a written agreement to that effect.

         SECTION 4.  EXPENSES.

         (a) All expenses incurred by the Company in complying with Sections 1 through 3, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including reasonable counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., fees of a national securities exchange, transfer taxes, fees of transfer agents and registrars, costs of insurance of Registrable Stock and all other secondary shares, but excluding any Selling Expenses, are called "Registration Expenses." "Selling Expenses" as used herein means all underwriting discounts and selling commissions applicable to the sale of Registrable Stock.

         (b) Except as set forth in the next sentence, all Registration Expenses and Selling Expenses in connection with each registration statement prepared or filed under Section 1 shall be borne by Purchaser. All Registration Expenses and Selling Expenses incurred in connection with each registration statement prepared or filed under Sections 1 (only in the event the Company elects to include other Common Stock pursuant to
Section 1(c)) and 2 shall be borne by the Purchaser and the Company (and any other participating sellers) as they are incurred (including their proportionate share of the reasonable fees and expenses of counsel to the Company) in proportion to the number of shares to be sold by each.

         SECTION 5.  INDEMNIFICATION AND CONTRIBUTION.

         (a) In the event of a registration of any of the Registrable Stock under the Securities Act pursuant to Section 1 or 2, the Purchaser shall indemnify and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Registrable Stock was registered under the Securities Act pursuant to Sections 1 or 2, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or

PAGE
are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall pay or reimburse the Company and each such officer, director, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that Purchaser shall be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to Purchaser, furnished to the Company by Purchaser in writing and stated specifically for use in such registration statement or prospectus, amendment or supplement; provided, however, that the obligation of the Purchaser hereunder shall be limited to an amount equal to the net proceeds received by the Purchaser from such securities sold in such registration.

         (b) In the event of a registration of any of the Registrable Stock under the Securities Act pursuant to Section 1 or 2, the Company shall indemnify and hold harmless, to the full extent permitted by law, Purchaser, each member, partner, officer, trustee or director of the Purchaser, each underwriter of such Registrable Stock thereunder and each other person, if any, who controls such Purchaser or underwriter within the meaning of the Securities Act or the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), against any losses, claims, damages, liabilities or expenses, joint or several, to which such Purchaser, person, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Registrable Stock was registered under the Securities Act pursuant to Sections 1 or 2, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall pay or reimburse Purchaser, andeach member, partner, officer, trustee or director thereof, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company shall not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished in writing by Purchaser, any such underwriter or any such controlling person, as the case may be, and stated to be specifically for use in such registration statement, prospectus, amendment or supplement.

         (c) Promptly after receipt of an indemnified party hereunder or written notice of any claim or the commencement of any action or proceeding, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 5 and shall only relieve it from any liability which it may have to such indemnified party under this Section 5 if an to the extent the indemnifying party is prejudiced by such omission.
In

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
case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 5 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, however, that if the defendants in such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to materially conflict with the interests of the indemnified party, the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred. No indemnifying party, in the defense of any such claim or litigation against an indemnified party, shall consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation, unless such indemnified party shall otherwise consent in writing. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless any indemnified party reasonably concludes that there may be legal defenses reasonably available to such indemnified party with respect to such claim which are different from or additional to those available to any other such indemnified parties or that a material conflict of interest may exist between such indemnified party and any other such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the reasonable fees and expenses of such additional counsel or counsels.

         (d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any holder of Registrable Stock exercising registration rights under Sections 1 or 2, or any controlling person of any such holder, makes a claim for indemnification pursuant to this Section 5 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 5 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling holderor any such controlling person in circumstances for which indemnification is provided under this Section 5; then, and in each such case, the Company and such holder shall contribute to the aggregate losses, claims, damages or liabilities including legal fees and expenses incurred by such party to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect both the relative benefit received by such holder and the relative fault of the Company and each holder; provided, however, that, in any such case, no person or entity

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
guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation. For purposes of the preceding sentence, the relative benefit received by such holder shall be deemed to be in the same proportion as the public offering price of such holder's Registrable Stock offered by the registration statement bears to the public offering price of all securities offered by such registration statement; and the relative fault of the Company and such holder shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission of a material fact relates to information supplied by the Company, by such holder or by any controlling person of any such holder and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

        (e) The indemnity obligations herein shall survive the transfer of the Registrable Stock by the Purchaser.

         SECTION 6.  DEFINITIONS.

         "Person" shall mean an individual, corporation, trust, partnership, joint venture, unincorporated organization, government agency or any agency or political subdivision thereof, or other entity.

         an "Affiliate" of a person shall mean someone that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such person.

         "Registrable Stock" means (a) any of the Securities and any other securities of the Company of the same class, and (b) any securities (of the Company or any other Person) issued or issuable with respect to any of the Securities by way of stock dividend or stock split, a dividend or other distribution, in connection with a combination of shares, recapitalization, reclassification, merger, consolidation or other reorganization or otherwise. Any Registrable Stock will cease to be Registrable Stock when (i) a registration statement covering such Registrable Stock has been declared effective by the SEC and the Registrable Stock has been disposed of pursuant to such effective registration statement, or (ii) the Registrable Stock is sold under circumstances in which all of the applicable conditions of Rule 144 (or any similar provisions then in force) under the Securities Act are met if, as a result of or following any sale referred to in this clause (ii), such securities are freely transferable without restriction under the Securities Act.

         SECTION 7.  MISCELLANEOUS.

         (a) Parties in Interest: Assignment. All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether expressed or not. No party may assign its rights hereunder without the prior written consent of the other parties hereto, except the Purchaser may assign all of such rights to a single Affiliate.

PAGE

         (b) Waiver. Any of the terms or conditions of this Agreement may be waived at any time and from time to time in writing by the party entitled to the benefits thereof without affecting any other terms or conditions of this Agreement.

         (c) Notices, Etc. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered in person or by courier, telegraphed, telexed or by facsimile transmission or mailed by certified or registered mail, postage prepaid:

         If to the Company:     Capital Pacific Holdings, Inc.
                                4100 MacArthur Blvd., Suite 200
                                Newport Beach, California  92660
                                Telecopy No. (714) 622-8410
                                Attention:  Hadi Makarechian

                                        with a copy to:

                                      Dag Wilkinson, Esq.
                                      Wiley, Rein & Fielding
                                      1776 K Street, N.W.
                                      Washington, D.C. 20006
                                      Telecopy No. (202) 429-7049

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
If to the Purchaser:


c/o Farallon Capital Management, L.L.C.
One Maritime Plaza
Suite 1325
San Francisco, California  94111
Telecopy No.: (415) 421-2133
Attention:  Steve Millham

with a copy to:

Richards Spears Kibbe & Orbe
One Chase Manhattan Plaza
57th Floor
New York, New York  10005
Attention:  William Q. Orbe, Esq.
Telecopy No. (212) 530-1801


Any party may, by written notice to the other parties, change the address or telecopy number to which notices to such party are to be delivered or mailed or sent by facsimile transmission.

All such notices or other communications shall be effective and be deemed to have been given as of the date on which so hand-delivered or on the third business day following the date on which so mailed, or if delivered by facsimile transmission, when sent and the sender receives evidence of complete transmission without error.

         (d) Entire Agreement: Amendment. This Agreement sets forth the entire agreement and understanding of the parties in respect of the subject matter hereof and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof, both oral and written. No representation, promise, inducement or statement of intention has been made by either of the parties hereto which is not embodied in this Agreement, or in the written statements, certificates or other documents delivered pursuant hereto and neither of the parties hereto shall be bound by or liable for any alleged representation, promise, inducement or statement of intention not to set forth. This Agreement may be amended or modified only by a written instrument executed by the parties hereto or by their successors and assigns.

         (e) General. This Agreement (i) shall be construed and enforced in accordance with the laws of the State of Delaware without giving effect to the choice of law principles thereof; and (ii) may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

PAGE

         (f) Severability. To the extent that any provision of this Agreement which does not materially affect the intent of the parties hereto shall be invalid or unenforceable, it shall be considered deleted therefrom and the remainder of such provision and of this Agreement shall be unaffected and shall continue in full force and effect.

                            [SIGNATURE PAGE FOLLOWS]

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
                 SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

IN WITNESS WHEREOF, the Company and the Purchaser have executed this Agreement as of the day and year first above written.


                                   CAPITAL PACIFIC HOLDINGS, INC.



                              By: /s/  Hadi Makarechian

                                      Name:  Hadi Makarechian
                                      Title: Chairman



                                 CALIFORNIA HOUSING FINANCE, L.P.

                         By:  CALIFORNIA HOUSING FINANCE L.L.C.,
                                        its General Partner

                         By:  FARALLON CAPITAL MANAGEMENT L.L.C.,
                                        its Manager



                                By: /s/  Steve Millham

                                      Name:   Steve Millham
                                      Title:  Managing Member

PAGE

                              EXHIBIT B

PAGE

                             AGREEMENT


        THIS AGREEMENT (as amended or otherwise modified from time to time pursuant to the terms hereof, the "Agreement"), dated October 1, 1997, is among California Housing Finance L.P., a Delaware limited partnership, (the "Purchaser"), Capital Pacific Holdings, Inc., a Delaware corporation (the
"Company"), Capital Pacific Holdings L.L.C., a Delaware limited liability company (the "New L.L.C."), and Hadi Makarechian, a natural person ("the Indirect Stockholder").

        WHEREAS, CPH2, L.L.C. and CPH3, L.L.C., each a Delaware limited liability company (collectively, the "Stockholders"), and the Purchaser have entered into a Stock Purchase Agreement dated as of September 29, 1997 (the "Stock Purchase Agreement"), pursuant to which the Stockholders shall sell, and the Purchaser shall buy, 2,484,340 shares (the "Shares") of Common Stock, $.10 par value, of the Company (the "Common Stock") for $10,000,000 (the "Purchase Price") and the Purchasers, the Stockholders and Nationsbank, N.A. as escrow agent have entered into an Escrow Agreement dated as of September 29, 1997 (the"Escrow Agreement") pursuant to which theStock and the Purchase Price are escrowed pending the consummation of the transactions contemplated by thisAgreement;

        WHEREAS, the Indirect Stockholder owns a majority of the membership interests in CPH2, L.L.C. and CPH3, L.L.C.;

        WHEREAS, simultaneously with the execution of this Agreement, the Company, the Subsidiaries and the Purchaser have entered into an Investment and Stockholder Agreement (the "Investment Agreement"), pursuant to which the Company and the Subsidiaries shall transfer substantially all of their respective assets to the New L.L.C. and the Purchaser shall contribute $30,000,000 to the capital of the New L.L.C. and execute a counterpart of the Amended and Restated Limited Liability Company Agreement of the New L.L.C. in return for a 32.07% membership interest in the New L.L.C. and other rights.

        NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

SECTION 1.  RESTRICTIVE COVENANTS.

        (a) The Indirect Stockholder hereby agrees that he will from and after the Closing Date during the Restrictions Period
(as defined in the Investment Agreement):

          (i) not directly or indirectly (whether through an affiliate or otherwise) conduct or invest in tract homebuilding or production homebuilding activity (provided any land development activity (x) undertaken by the Indirect Stockholder at a time when he is not the beneficial owner of more than ten percent (10%) of

PAGE
          the common equity of the
           Company or (y) which the

Company is unable to undertake or which the Company and the Purchaser shall have declined to undertake shall not be restricted hereby even if the ultimate purpose is homebuilding) within a 100 mile radius of any current or future project of the Company, the New L.L.C. or any Future Affiliate or Mirror Company or of any real property which is the subject of any purchase agreement or option agreement to which any such entity is a party, provided however, that in the event any land development activity by the Indirect Stockholder was commenced prior to the acquisition of any such project or the entering into of such purchase agreement or option contract by the Company, the New L.L.C. or any Mirror Company or Future Affiliate, the continuation of such activity of the Indirect Stockholder shall not be in breach of this Agreement;

            (ii) not directly or indirectly hire or solicit the hiring of any current or future employee (other than any person related by blood or marriage to the Indirect Stockholder) of the Company, the Subsidiaries, the new L.L.C. or any Future
Affiliate or Mirror Company; and

        (b) The Indirect Stockholder acknowledges that the breach of this Section 1 shall cause irreparable harm to the Purchaser, which harm cannot be reasonably, adequately or fully redressed by the payment of damages. Accordingly, the Purchaser shall be entitled, in addition to any other right it may have in law or in equity, to an injunction enjoining the Indirect Stockholder from any breach or threatened breach of this Agreement. The Indirect Stockholder hereby waives the defense in any equitable proceeding that there is an adequate remedy at law for any such breach.

SECTION 2. REPRESENTATIONS. The Indirect Stockholder hereby represents and warrants to the Purchaser as of the date hereof and as of the Closing Date that:

        SECTION 2.01 Legal Capacity. He has full power, legal capacity and authority to execute, deliver and perform this Agreement and this Agreement (i) has been duly executed and delivered, (ii) is legal, valid and binding and enforceable against the Indirect Stockholder, and (iii) is not in contravention of any law, order or agreement by which the Indirect Stockholder is bound.

        SECTION 2.02 Organization, Qualifications and Corporate Power. Each of CPH2, LLC and CPH3, LLC is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly licensed or qualified to transact business as a foreign company and is in good standing in each jurisdiction in which the nature of the business transacted by it or the character of the properties owned or leased by it requires such licensing or qualification, except where the failure to be so licensed or qualified and in good standing would not, individually or in the aggregate, have a material adverse effect on the business, financial condition,results of operations, prospects, properties, assets or affairs of CPH2, LLC or CPH3, LLC, respectively, or the ability of CPH2, LLC or CPH3, LLC, to perform and comply in all material respects with all of its respective covenants and agreements

PAGE
contained in the Stock Purchase Agreement (a "Material Adverse Effect"). Each of the Stockholders has full power and authority
(i) to own and hold its properties
and to carry on its business as now conducted, and (ii) to execute, deliver and perform its obligations under the Stock Purchase Agreement.

        SECTION 2.03 Common Stock Ownership. The Stockholders are the beneficial and record owner of the Shares in the respective amounts set forth on Schedule A to the Stock Purchase Agreement, free and clear of any lien, claim, encumbrance or security interest of any kind (each a "Lien"), and at the Closing under the Stock Purchase Agreement will transfer to the Purchaser good and marketable title to such Shares, free and clear of any Lien.

        SECTION 2.04 Authorization of Agreement, Etc. The execution and delivery by the Stockholders and the performance by the Stockholders of their respective obligations under the Stock Purchase Agreement, and the sale and delivery of the Shares by the Stockholders, have been duly authorized by the relevant proceedings of each Stockholder and will not (i) violate any provision of law or regulatory agency (including any stock exchange rules or requirements), or any order of any court or other agency of government, (ii) conflict with or result in a breach of any provision of the limited liability company agreement of either Stockholder, (iii) conflict with, result in a violation or breach of or constitute (with due notice or lapse of time or both) a default under, any note, bond, mortgage, indenture, deed of trust, license, lease, joint venture agreement, collaborative arrangement or relationship or other contract, commitment or agreement or other instrument or obligation to which either Stockholder or any of its properties or assets may be bound or (iv) result in the creation or imposition of any lien, claim, encumbrance or security interest of any kind upon any of the properties or assets of either Stockholder.

        SECTION 2.05 Validity. The Stock Purchase Agreement has been duly executed and delivered by the Stockholders and constitutes the legal, valid and binding obligations of the Stockholders, enforceable against the Stockholders in accordance with its terms, except as the enforceability hereof may be limited(i) by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and (ii) by general equitable principles regardless of whether considered in a proceeding in equity or at law.

        SECTION 2.06 Governmental Approvals. Subject to the accuracy of the representations and warranties of the Purchaser set forth in Section 3.04 of the Stock Purchase Agreement, no registration or filing with, or consent or approval of or other action by, any Federal, state or other governmental agency or instrumentality or regulatory body is or will be necessary for the valid execution, delivery and performance by the Stockholders of the Stock Purchase
Agreement, or the delivery, sale and transfer of the Shares to the Purchaser thereunder other than any filings necessary pursuant to Sections 13 and 16 of the Securities Exchange Act of 1934 and the associated regulations.

        SECTION 2.07  Capitalization.

PAGE

        (a) The authorized capital stock of the Company consists of (1)30,000,000 shares of Common Stock, and (2) 5,000,000 shares of Preferred Stock. As of the date of this Agreement, 14,995,000 shares of Common Stock and no shares of Preferred Stock (together with the Common Stock, the "Company Stock") are outstanding. All of the Shares have been duly authorized, validly issued and are fully paid and nonassessable. Except for the Company Stock, there are no shares of capital stock or other equity securities of the Company outstanding.

        (b) Except for the warrants to purchase 790,000 shares of Common Stock and as contemplated by the Related Agreements, (i) there are no preemptive or similar rights on the part of any holder of any class of securities of the Company, and (ii) no options, warrants, conversion or other rights, agreements or commitments of any kind are outstanding that obligate the Company, contingently or otherwise, to issue, sell, purchase, return or redeem any shares of its capital stock of any class or any securities convertible into or exchangeable for any such shares, and no authorization therefor has been given.
No shares of capital stock of the Company are held in the Company's treasury and except in respect of the warrants described above no shares of capital stock of the Company are reserved for issuance. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.

        (c) Notwithstanding anything to the contrary set forth herein, the sole remedy for any breach of the representations and warranties set forth in subparagraph (b) above shall be a purchase price adjustment (the "Purchase Price Adjustment") on a retrospective basis so that either (i) the number of Shares transferred to the Purchaser is increased or (ii) the Purchase Price is decreased so that, in either such event, the Purchaser shall have as of the Closing Date the economic equivalent of 15.74% of the capital stock of the Company (on a fully diluted basis) in consideration of the Purchase Price. The Indirect Stockholder shall cause the Stockholders to effect the Purchase Price Adjustment in any such event, and the parties agree that an interest factor of ten percent (10%) from the Closing Date until the effective date of any such Purchase Price Adjustment shall be included in the Purchase Price Adjustment to compensate the Purchaser for the delay in obtaining such economic equivalent.


SECTION 3.  MISCELLANEOUS.

        SECTION 3.01 Definitions. Capitalized terms not otherwise defined herein shall have their respective meanings set forth in the Investment Agreement.

        SECTION 3.02 Survival. Any representation and warranty made herein shall survive the execution and delivery of this Agreement, and the sale, transfer and delivery of the Shares pursuant to the Stock Purchase Agreement for a period of eighteen (18) months.

        SECTION 3.03 Parties in Interest; Assignment. All representations, warranties, covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties

PAGE
hereto whether so expressed or not. No party may assign its rights hereunder without the prior written consent of the other parties hereto.

        SECTION 3.04 Waiver. Any of the terms or conditions of this Agreement may be waived at any time and from time to time in writing by the party entitled to the benefits thereof without affecting any other terms or conditions of this Agreement.

        SECTION 3.05 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered in person or by courier, telegraphed, telexed or by facsimile transmission or mailed by certified or registered mail, postage prepaid:

If to the Indirect
Stockholder:       Hadi Makarechian
                 c/o Capital Pacific Holdings, Inc.
                 4100 MacArthur Blvd., Suite 200
                 Newport Beach, California  92660
                 Telecopy No.:  (714) 622-8410



If to the           CPH2, L.L.C. or CPH3, L.L.C.
Stockholders:      Attention:  Hadi Makarechian
                   c/o Capital Pacific Holdings, Inc.
                   4100 MacArthur Blvd., Suite 200
                   Newport Beach, California  92660
                   Telecopy No.:  (714) 622-8410

If to the Company:        Hadi Makarechian
                          Chairman of the Board
                          Capital Pacific Holdings, Inc.
                          4100 MacArthur Blvd., Suite 200
                          Newport Beach, California  92660
                          Telecopy No.:  (714) 622-8410

with a copy to:                 Dag Wilkinson, Esq.
                                Wiley, Rein & Fielding
                                1776 K Street, N.W.
                                Washington, DC 20006
                                Telecopy No.: (202) 429-7049

If to the
Purchaser:           c/o Farallon Capital Management, L.L.C.
                               One Maritime Plaza
                               Suite 1325
                               San Francisco, California  94111
                               Attention: Steve Millham
                               Telecopy No.: (415) 421-2133

PAGE
with a copy to:                Richards Spears Kibbe & Orbe
                               One Chase Manhattan Plaza
                               57th Floor
                               New York, New York  10005
                               Attention:  William Q. Orbe, Esq.
                               Telecopy No.:  (212) 530-1801


Any party may, by written notice to the other parties, change the address or telecopy number to which notices to such party are to be delivered or mailed or sent by facsimile transmission. All such notices or other communications shall be effective and be deemed to have been given as of the date on which such notices are actually received.

        SECTION 3.06 Entire Agreement; Amendment. This Agreement and the Related Agreements set forth the entire agreement and understanding of the parties in respect of the transactions contemplated hereby and supersede all other agreements, arrangements and understandings relating to the subject matter hereof, both oral and written. No representation, promise, inducement or statement of intention has been made by any of the parties hereto which is not embodied in this Agreement, or the written statements, certificates or other documents delivered pursuant hereto or the Related Agreements referred to above, and none of the parties hereto shall be bound by or liable for any alleged representation, promise, inducement or statement of intention not so set forth. This Agreement and the Related Agreements may be amended or modified only by a written instrument executed by the parties hereto or by their successors and assigns.

        SECTION 3.07 General. This Agreement (i) shall be construed and enforced in accordance with the laws of the State of Delaware without giving effect to the choice of law principles thereof; and (ii) may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The
Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        SECTION 3.08 Severability. To the extent that any provision of this Agreement which does not materially affect the intent of the parties hereto shall be invalid or unenforceable, it shall be considered deleted herefrom and the remainder of such provision and of this Agreement shall be unaffected and shall continue in full force and effect.




                            [SIGNATURE PAGE FOLLOWS]

PAGE

                           SIGNATURE PAGE TO AGREEMENT

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


                                 CAPITAL PACIFIC HOLDINGS, INC.,



                              By: /s/  Hadi Makarechian

                                       Hadi Makarechian
                                       Chairman


                                 CALIFORNIA HOUSING FINANCE, L.P.

                          By:  California Housing Finance L.L.C.
                                           Its General Partner

                         By:  Farallon Capital Management, L.L.C.
                                           Its Manager


                              By:/s/ Steve Millham

                                    Steve Millham
                                    Managing Member


                             CAPITAL PACIFIC HOLDINGS, L.L.C.

                             By:  Capital Pacific Holdings, Inc.
                                           Managing Member


                             By: /s/  Hadi Makarechian

                                      Hadi Makarechian
                                      Chairman




                         By: /s/ Hadi Makarechian
                                       Hadi Makarechian,
                                       personally


524200v6

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